SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Determine, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
250660107
(CUSIP Number)
Alimco Financial Corporation Alan B. Howe, CEO 3300 South Dixie Highway, Suite 1-365 West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 10, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	250660107	13D/A3	Page 2 of 7

1	NAME OF REPORTING PERSON Alimco Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,428,457
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,428,457
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,428,457
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%[1]

14	TYPE OF REPORTING PERSON* CO

1 The percentages reported in this Schedule 13D/A are based upon 25,859,226 shares of Common Stock outstanding according to the Schedule 14C filed by the Company on April 18, 2019.

SCHEDULE 13D/A3

This constitutes Amendment No. 3 (“Amendment No. 3”) to the statement on Schedule 13D filed on behalf of Alimco Financial Corporation (“Alimco” or the “Reporting Person”), dated and filed January 24, 2019 (the “Statement”), relating to the common stock, $0.0001 par value per share (the “Common Stock” or “Shares”), of Determine, Inc. (the “Company” or “Determine”). The Company’s principal executive office is located at 615 West Carmel Drive, Suite 100, Carmel, IN 46032. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Explanatory Note:

This Amendment is filed by Alimco and does not include certain Shares reported separately by Mr. Neil S. Subin ("Mr. Subin"). Mr. Subin has filed a Schedule 13D with respect to Shares held by certain entities owned by or for the benefit of the family of the late Mr. Lloyd I. Miller, III (the “Miller Entities”). Certain of the Miller Entities hold approximately 85% of the outstanding shares of common stock of Alimco. Alimco and Mr. Subin respectively disclaim (i) the existence of, and membership in, a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934, and (ii) beneficial ownership of the securities reported by the other reporting person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

The aggregate purchase price for the Shares purchased by the Reporting Person was approximately $467,014.06. The Shares were purchased with working capital.

The aggregate purchase price set forth in this Item 3 include brokerage commissions if applicable and may reflect certain cost basis adjustments.

The information in Item 4 is incorporated hereby reference.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

The purpose of this Amendment is to report that, since the filing of Amendment No. 2 to the Statement on Schedule 13D, dated March 13, 2019 (the “Amendment No. 2”), on April 10, 2019, Corcentric Acquisitions, LLC (“Corcentric”) completed its purchase of substantially all of the assets of Determine (the “Asset Sale”). The Asset Sale was approved by the Board of Directors of both Determine and Corcentric, and their respective stockholders, and completed as an all-cash transaction for $32,000,000.00. Pursuant to the Asset Sale, Determine paid off the (i) Junior Secured Convertible Promissory Notes, dated December 16, 2015 (“December 2015 Notes”), (ii) Junior Secured Convertible Promissory Notes, dated December 27, 2016 (“December 2016 Notes”), and (iii) Junior Secured Promissory Notes, dated December 21, 2018 (“December 2018 Notes”) issued by Determine. In addition, in connection with the Asset Sale, Determine paid all amounts outstanding to Western Alliance Bank (as successor in interest to Bridge Bank National Association) (“Western”) under that certain Amended and Restated Business Financing Agreement, dated as of July 25, 2014, by and among Determine, Western, and Selecta Sourcing Inc. (as amended from time to time). As a consequence certain guarantees of the indebtedness owed by Determine to Western entered into by the Miller Entities and Alimco were terminated. In connection with the termination of such guarantees, Determine paid Alimco a total of $1,184,851.13 and the Miller Entities that issued such guarantees a total of $528,400.19.

The summary set forth above does not purport to be complete and is qualified in its entirety by reference to the Company’s Form 8-K filed on April 10, 2019, which is incorporated by reference herein.

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, the Reporting Person does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investments in the Company on a continuing basis and engage in discussions with management and the Board concerning the business, operations, strategy and future plans of the Company, and otherwise with the objective of enhancing shareholder value. The Reporting Person may in the future take such actions with respect to its investments in the Company as it deems appropriate, including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure, assets or operations of the Company, acquiring additional Shares or other securities, disposing of some or all of its Shares or other securities, engaging in short selling of or any hedging or similar transaction with respect to the Shares or other securities or changing its intention with respect to any and all matters referred to in Item 4.

The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of its investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by it, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Company or its business or securities to the extent deemed advisable by the Reporting Person in light of its general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Alimco. Alimco may be deemed to beneficially own approximately 5,428,457 Shares, which is equal to approximately 21.0% of the 25,859,226 outstanding Shares as reported in the Company’s Schedule 14C filed on April 18, 2019. The Shares reported by Alimco in this Amendment do not include Shares reported separately by Mr. Subin with respect to Shares held by the Miller Entities.

Mr. Subin. Mr. Subin serves as a member of the Board of Directors of Alimco (which consists of four directors named in Item 2(a) of the Statement), as further described in Item 2 of the Statement. Mr. Subin also serves as successor to the position of President and Manager of MILFAM LLC, which serves as manager, general partner, investment advisor or trustee of the Miller Entities, certain of which hold approximately 85% of the outstanding shares of common stock of Alimco. Mr. Subin has separately reported beneficial ownership of certain securities of the Company held by the Miller Entities, constituting in the aggregate approximately 33.3% of the outstanding Shares of the Company. Each of Mr. Subin, the Miller Entities, and Alimco disclaims beneficial ownership of the Shares and other securities covered by this Amendment or securities convertible into or exercisable for Common Stock, other than any Shares or other securities reported herein as being directly owned by it or him, as the case may be. Mr. Subin and Alimco may be deemed to constitute a “group” for purposes of Section 13(d) the Exchange Act. Each of Mr. Subin and Alimco disclaims the existence of, and membership in, a “group” within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder.

Mr. Howe. Mr. Howe serves as a member of the Board of Alimco. Mr. Howe owns 122,489 Shares of Determine, including 67,786 Shares of Common Stock, 20,000 Shares issuable upon exercise of stock options, 32,044 Shares issuable upon release of restricted stock units, and 2,659 Shares issuable upon the exercise of a warrant.

(b) The Reporting Person may be deemed to have sole voting and dispositive power for all Shares held directly by the Reporting Person.

Mr. Subin may be deemed to have sole voting and dispositive power for 8,586,121 Shares beneficially owned by Mr. Subin and reported separately with respect to certain Miller Entities. Mr. Subin may be deemed to have shared voting and dispositive power for 241,461 Shares beneficially owned by Mr. Subin with respect to certain Miller Entities. Mr. Howe may be deemed to have sole voting and dispositive power for all Shares owned by Mr. Howe.

(c) The following table details the transactions effected by the Reporting Person since the filing of Amendment No. 2:

Date of Transaction	Number of Shares Disposed	Price Per Share
April 10, 2019	298,448	$3.00*
April 10, 2019	434,648	$3.00**

* In connection with the Asset Sale, the December 2015 Notes were paid in full through April 10, 2019.

** In connection with the Asset Sale, the December 2016 Notes were paid in full through April 10, 2019.

In addition, in connection with the Asset Sale, the December 2018 Notes in the amount of $1,556,012.14 were paid in full through April 10, 2019.

The following table details the transactions by Mr. Subin with respect to the Miller Entities, since the filing of Amendment No. 2, which are excluded from the Shares reported in this Amendment.

	LIM III - Trust A-4
Date of Transaction	Number of Shares Disposed	Price Per Share
April 10, 2019	78,869	$5.70*
April 10, 2019	127,906	$3.00**

	MBM - Trust A-4
Date of Transaction	Number of Shares Disposed	Price Per Share
April 10, 2019	78,869	$5.70*
April 10, 2019	127,906	$3.00**

	LIM Revocable Trust
Date of Transaction	Number of Shares Disposed	Price Per Share
April 10, 2019	157,738	$5.70*
April 10, 2019	255,813	$3.00**

	Milfam II
Date of Transaction	Number of Shares Disposed	Price Per Share
April 10, 2019	157,738	$5.70*
April 10, 2019	255,813	$3.00**
April 10, 2019	434,648	$3.00***

*In connection with the Asset Sale, the March 2015 Notes were paid in full through April 10, 2019.

** In connection with the Asset Sale, the December 2015 Notes were paid in full through April 10, 2019.

*** In connection with the Asset Sale, the December 2016 Notes were paid in full through April 10, 2019.

In addition, in connection with the Asset Sale, the December 2018 Notes in the amount of $1,556,012.14 were paid in full through April 10, 2019.

In addition, on November 30, 2018, Series A Warrants to purchase a total of 113,595 shares of common stock at an exercise price of $7.75 per share held by Milfam II, LIM III - Trust A-4, MBM - Trust A-4 and LIM Revocable Trust expired without being exercised.

(d) No Persons other than the Reporting Person have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	April 22, 2019

ALIMCO FINANCIAL CORPORATION

By:	/s/ Alan B. Howe
Name:	Alan B. Howe
Title:	Chief Executive Officer